NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL

INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")

October 19, 2020

To:	British Columbia Securities Commission

Vizsla Resources Corp. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101.

The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.

This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.

This notice will remain in effect until withdrawn by the Issuer.

"Michael Konnert"
Michael Konnert
President and Chief Executive Officer